
07070036

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 02 2007
WASH. D.C.
190
SECTION

FORM 11-K

(Mark One)

/**X**/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)

For the fiscal year ended December 31, 2006

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)

For the transition period from to

Commission file number 1-1023

PROCESSED
JUL 19 2007
THOMSON
FINANCIAL

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
(Full title of the plan)

The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

ORIGINAL

THE 401(k) SAVINGS AND PROFIT SHARING PLAN OF
THE MCGRAW-HILL COMPANIES, INC. AND ITS SUBSIDIARIES

INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereto duly authorized.

THE 401(k)SAVINGS AND PROFIT SHARING PLAN
OF THE MCGRAW-HILL COMPANIES, INC. AND
ITS SUBSIDIARIES

Date: June 28, 2007

By: /s/ Marty Martin

Marty Martin
Vice President, Employee Benefits



■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Pension Investment Committee
The McGraw-Hill Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries (Formerly Known as Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans.*

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management.

Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management.

The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 26, 2007

Ernst & Young LLP

Financial Statements and Supplemental Schedule

The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries (Formerly Known as Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries)
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
(Formerly Known as Savings Incentive Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries)

Statements of Net Assets Available for Benefits
(In Thousands)

	December 31	
	2006	**2005**
Interest in The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund at fair value:		
S&P 500 Index Account	**$ 434,600**	$ 378,803
McGraw-Hill Companies Stock Account	**297,584**	225,014
Stable Assets Account	**293,936**	284,032
Retirement Assets I Account	**269,625**	264,480
International Equity Account	**150,258**	85,732
Special Equity Account	**94,116**	82,047
Retirement Assets III Account	**83,495**	75,497
Money Market Account	**66,065**	53,628
Core Equity Account	**66,955**	79,022
Retirement Assets II Account	**63,138**	56,338
S&P 400 Index Account	**4,265**	–
S&P 600 Index Account	**2,812**	–
Total	**1,826,849**	1,584,593
Self Directed Accounts	**3,439**	–
Contributions receivable:		
Employer	**31,639**	3,232
Employee	**2,251**	2,135
Participants' loans	**5,283**	4,909
Net assets available for benefits, at fair value	**1,869,461**	1,594,869
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**1,311**	(2,651)
Net assets available for benefits	**$1,870,772**	$1,592,218

See accompanying notes.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
(Formerly Known as Savings Incentive Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries)

Statements of Changes in Net Assets Available for Benefits
(In Thousands)

	Year Ended December 31 2006	2005
Additions:		
Contributions:		
Employer	**$ 72,859**	$ 40,479
Employee	**89,319**	80,984
Transfers in	**4,466**	329
Interest income	**351**	286
Net investment loss from Self Directed Accounts	**(4)**	–
Net investment gain from The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund	**216,976**	85,722
Total additions	**383,967**	207,800
Deductions:		
Benefit payments and withdrawals	**(136,038)**	(74,040)
Net increase	**247,929**	133,760
Net assets available for benefits:		
Beginning of year	**1,592,218**	1,128,075
Plus merger of assets *(Note 4)*	**30,625**	330,383
End of year	**$ 1,870,772**	$ 1,592,218

See accompanying notes.

The 401(k) Savings and Profit Sharing Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries
(Formerly Known as Savings Incentive Plan of
The McGraw-Hill Companies, Inc. and Its Subsidiaries)

Notes to Financial Statements

December 31, 2006

1. Summary of Significant Accounting Policies

Investment Valuation

The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries (Formerly Known as Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries) (the Plan) has a beneficial interest in The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund (the Pooled Trust). The Pooled Trust consists of the S&P 400 Index Account, S&P 500 Index Account, S&P 600 Index Account, Stable Assets Account, Retirement Assets I Account, Retirement Assets II Account, Retirement Assets III Account, McGraw-Hill Companies Stock Account, Money Market Account, Special Equity Account, Core Equity Account and International Equity Account (the Investment Accounts). In addition to the investment accounts in the Pooled Trust, the Plan allows participants to maintain Self Directed Accounts.

All earnings and net appreciation or depreciation of the Pooled Trust Investment Accounts, other than the Self Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan's share of the Investment Accounts' fair market value at the end of the previous day.

Investments in the Self Directed Accounts are credited with earnings/charged with losses and expenses based on the performance of the individual investments within these accounts.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans.

The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retrospectively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

1. Summary of Significant Accounting Policies (continued)

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, *Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined Contribution Pension Plans*, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan's Statement of Nets Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statements of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for both periods presented.

Investments in the Stable Assets Account are benefit responsive. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. Short-term investments are valued at cost, which approximates fair value. All other investments held by the Plan are reported at fair value, as determined based on quoted market prices.

Investment Income

Investment income is recorded on an accrual basis.

Contributions

Contributions from employees are accrued when The McGraw-Hill Companies, Inc. (the Company) makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.

Administration of the Plan

The Plan is administered by the Vice-President, Employee Benefits (the Plan Administrator) who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company.

1. Summary of Significant Accounting Policies (continued)

The investments for the Plan, excluding investments in the Self Directed Accounts, are directed by the Pension Investment Committee and by outside investment managers. The Pension Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Pension Investment Committee.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. During 2006 and 2005, the administrative expenses of the Investment Accounts were allocated to all plans participating in the respective Investment Accounts and deducted from the net investment income allocated to the participating plans.

Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 26, 2002 stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take all actions necessary to maintain the qualified status of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan Description

The following is a summary of benefit guidelines. A more detailed description is contained in the Plan Documents.

2. Plan Description (continued)

The Plan is a defined contribution plan. Employees have immediate eligibility, as long as the employee has completed the enrollment process.

Participants may contribute to the Plan up to 25% of their Plan earnings, limited to $15,000 and $14,000 in 2006 and 2005, respectively. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the Code.

Plan earnings include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $220,000 in 2006 and $210,000 in 2005, respectively.

The Company matches 100% of the first 3% of tax-deferred compensation contributed to the plan and 50% of the next 3%.

The assets of the Plan may be invested in the twelve Investment Accounts or in Self Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). There is no limit to the number of investment allocation changes for future allocations. The first four changes or reallocations of existing balances, in any calendar year, are permitted at no charge. A $10 charge is assessed to the participant's account for each additional change or reallocation of existing balances.

Employee contributions to the Plan are nonforfeitable. Effective January 1, 2001, contributions by the employer are fully vested immediately. Prior to January 1, 2001, contributions by the employer vested 25% per year and were fully vested after four years of continuous Plan participation, upon reaching age 65 regardless of service or upon death of the participant. Continuous Plan participation includes all years of participation plus any waiting periods before being eligible to join the Plan.

Forfeitures are used to reduce Company contributions to the Plan. Forfeitures for 2006 and 2005 were approximately $1,249,000 and $-0-, respectively.

The Plan provides for withdrawal of after-tax employee contributions. The Plan also provides for financial hardship withdrawals and hardship loans of a participant's tax-deferred and vested Company contributions under defined circumstances.

2. Plan Description (continues)

The Plan also provides that a participant who makes an election regarding the Investment Accounts, upon exercising withdrawal or loan rights, receives a pro-rata distribution from the elected Investment Accounts.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become nonforfeitable.

Profit Sharing

The Company will make profit sharing contributions to the Trustee from consolidated net profits for each plan year as the Board of Directors may determine in its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base.

3. Investments

The investments of the Plan, along with the investments of the Standard & Poor's Employee Retirement Account Plan for Represented Employees, and the Standard & Poor's Savings Incentive Plan for Represented Employees (together, the Participating Plans), are pooled for investment purposes in the Pooled Trust under the agreement entered into with The Northern Trust Company (Northern Trust).

3. Investments (continued)

At December 31, 2006 and 2005, the Plan's approximate interest in the twelve Investment Accounts follows:

	% Interest	
	2006	**2005**
Retirement Assets I Account	**96.49%**	96.58%
Retirement Assets II Account	**98.01**	97.42
Retirement Assets III Account	**97.40**	97.53
Stable Assets Account	**93.79**	93.23
Money Market Account	**95.67**	95.39
S&P 400 Index Account	**95.76**	–
S&P 500 Index Account	**95.96**	96.04
S&P 600 Index Account	**99.26**	–
McGraw-Hill Companies Stock Account	**94.96**	95.03
Special Equity Account	**97.37**	97.07
International Equity Account	**96.32**	95.70
Core Equity Account	**96.72**	96.74

3. Investments (continued)

Retirement Assets I, Retirement Assets II and Retirement Assets III Accounts

These accounts contain equity and certain other investments. A summary of net assets at fair value held collectively by the Retirement Assets I, II, and III Accounts at December 31, 2006 and 2005 follows:

	2006	**2005**
	(In Thousands)	
Investments:		
U.S. Government securities	**$ 58,162**	$ 61,677
State, municipal and other governmental securities	**1,200**	8,568
Asset-backed securities	**21,805**	29,677
Corporate common stock	**277,955**	147,178
Corporate preferred stock	**412**	767
Corporate debt	**36,352**	21,531
Mutual fund	**14,295**	14,765
Collective short-term investments	**17,648**	124,197
Total investments	**427,829**	408,360
Dividends and interest receivable	**1,482**	1,217
Accrued investment management expenses	**(377)**	(380)
Due to broker on pending trades	**621**	(124)
Net assets available to Participating Plans	**$429,555**	$409,073

3. Investments (continued)

Retirement Assets I, Retirement Assets II and Retirement Assets III Accounts (continued)

A summary of net investment gain of the Retirement Assets I, II and III Accounts for the years ended December 31, 2006 and 2005 follows:

	2006	**2005**
	(In Thousands)	
Interest and dividend income	**$ 3,533**	$ 3,825
Net realized and unrealized gain (loss) on value of investments:		
U.S. Government securities	**(800)**	(791)
Corporate common stock (includes foreign)	**28,223**	17,121
Asset-backed securities	**(19)**	(680)
Corporate preferred stock	**20**	43
Corporate debt	**1,928**	770
State, municipal and other	**417**	608
Total net gain	**33,302**	20,896
Administrative and other expenses	**(1,354)**	(1,667)
Net investment gain	**$31,948**	$19,229

Stable Assets Account

The Stable Assets Account (the Account) maintained synthetic guaranteed investment contracts (GICs, which are comprised of book value liquidity agreements and various bonds as described below), and certain other investments at December 31, 2006 and 2005. At December 31, 2006 and 2005, the synthetic GICs represented 97.79% and 94.55%, of the account respectively.

3. Investments (continued)

Stable Assets Account (continued)

The Transamerica Life Insurance & Annuity Co. contract, the Bankers Trust Delaware contract, the Bank of America contract, the J.P. Morgan contract and the Caisse des Dépôts et Consignations contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic GICs. In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Account for the shortfall, if any, between the portfolio's market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets quarterly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the quarter in which a premature termination occurs.

The weighted average yield for the Account for the years ended December 31, 2006 and 2005 was 5.39% and 5.11%, respectively.

The rate at which interest is accrued to the contract balance of the Account for the years ended December 31, 2006 and 2005 was 5.16% and 5.18%, respectively.

The total fair value of the Synthetic GICs was approximately $306,580,969 and $304,770,352 as of December 31, 2006 and 2005, respectively.

The fair value of the synthetic GIC contracts was calculated using the following methodology:

1. The difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract was calculated.

2. Future quarterly payments for the duration of the agreement that resulted from any difference identified immediately above, other than zero, were determined.

3. Any difference in future payments was discounted by the published Bloomberg USD US Bank -AA- rated credit curve, as of the end of the year, and totaled.

3. Investments (continued)

Stable Assets Account (continued)

A summary of net assets at fair value/contract value held by the Stable Assets Account at December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Synthetic guaranteed investment contracts, at fair value:		
Transamerica Life Insurance & Annuity Co., #76787, 5.48% and 5.55% at December 31, 2006 and 2005, respectively	**$ 76,200**	$ 73,502
Caisse des Depots et Consignations, #1018-01, 4.71% and 3.81% at December 31, 2006 and 2005, respectively	**79,088**	68,396
Bank of America, #00-030, 5.49% and 5.70% at December 31, 2006 and 2005, respectively	**75,645**	73,190
J.P. Morgan, AMCGRAW01, 5.49% and 5.71% at December 31, 2006 and 2005, respectively	**75,648**	73,193
Total synthetic guaranteed investment contracts	**306,581**	288,281
Common/collective trust investments, at fair value:		
Northern Trust Collective Short-Term Investment Fund*	**6,952**	16,438
Total common/collective trust investments	**6,952**	16,438
Total investments	**313,533**	304,719
Accrued dividends and interest receivable	**1,345**	1,245
Accrued investment management expenses	**(74)**	(76)
Due to broker on pending trades	**(1,399)**	(1,235)
Net assets available to Participating Plans, at fair value	**313,405**	304,653
Adjustments from fair value to contract value for fully benefit responsive investment contracts	**1,394**	(2,843)
Net assets available, participating plans	**$314,799**	$301,810

*Indicates party-in-interest to the Plan.

3. Investments (continued)

Stable Assets Account (continued)

A summary of the net investment income of the Stable Assets Account for the years ended December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Interest income	**$ 16,142**	$ 14,630
Administrative and other expenses	**(1,205)**	(1,167)
Net investment income	**$ 14,937**	$ 13,463

Money Market Account

A summary of net assets at fair value held by the Money Market Account at December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Northern Trust Collective Short-Term Investment Fund*	**$ 36,654**	$ 28,673
Northern Trust Collective Short-Term Extendable Portfolio*	**32,250**	27,452
Total investments	**68,904**	56,125
Interest receivable	**152**	97
Accrued investment management expenses	**(5)**	(4)
Net assets available to Participating Plans	**$ 69,051**	$ 56,218

*Indicates party-in-interest to the Plan.

3. Investments (continued)

Money Market Account (continued)

A summary of the net investment income of the Money Market Account for the years ended December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Interest income	**$3,193**	$1,741
Administrative and other expenses	**(79)**	(71)
Net investment income	**$3,114**	$1,670

S&P 400 Index Account

A summary of net assets at fair value held by the S&P 400 Index Account at December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Northern Trust Collective Daily Stock Index Fund*	**$4,454**	$ –
Total investments	**4,454**	–
Net assets available to Participating Plans	**$4,454**	$ –

*Indicates party-in-interest to the Plan.

3. Investments (continued)

S&P 400 Index Account (continued)

A summary of net investment (loss) of the S&P 400 Index Account for the years ended December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Net realized and unrealized (loss) on investments	$ (55)	$ –
Net investment (loss)	$ (55)	$ –

S&P 500 Index Account

A summary of net assets at fair value held by the S&P 500 Index Account at December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Northern Trust Collective Daily Stock Index Fund*	$453,239	$ 394,487
Total investments	453,239	394,487
Accrued investment management expenses	(356)	(63)
Net assets available to Participating Plans	$452,883	$ 394,424

*Indicates party-in-interest to the Plan.

3. Investments (continued)

S&P 500 Index Account (continued)

A summary of the net investment gain of the S&P 500 Index Account for the years ended December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Net realized and unrealized gain on investments	**$62,087**	$18,641
Administrative and other expenses	**(925)**	(525)
Net investment gain	**$61,162**	$18,116

S&P 600 Index Account

A summary of net assets at fair value held by the S&P 600 Index Account at December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Northern Trust Collective Daily Stock Index Fund*	**$ 2,833**	$ –
Total investments	**2,833**	–
Net assets available to Participating Plans	**$ 2,833**	$ –

*Indicates party-in-interest to the Plan.

3. Investments (continued)

S&P 600 Index Account (continued)

A summary of the net investment (loss) of the S&P 600 Index Account for the years ended December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Net realized and unrealized (loss) on investments	$(17)	$ –
Net investment (loss)	$(17)	$ –

The McGraw-Hill Companies Stock Account

The McGraw-Hill Companies Stock Account purchased 305,000 shares (cost $16,194,014) and 595,000 shares (cost $38,109,284) of The McGraw-Hill Companies, Inc. common stock during the years ended December 31, 2006 and 2005, respectively, and sold 285,000 shares (cost $15,079,151) and 215,000 shares (cost $11,748,513) of The McGraw-Hill Companies, Inc. common stock during the years ended December 31, 2006 and 2005, respectively. The McGraw-Hill Companies Stock Account received $3,314,918 and $2,868,343 in dividends during the years ended December 31, 2006 and 2005, respectively.

A summary of net assets at fair value held by the McGraw-Hill Companies Stock Account at December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
The McGraw-Hill Companies common stock*	$307,599	$235,142
Northern Trust Collective Short-Term Investment Fund*	5,777	1,638
Total investments	313,376	236,780
Interest receivable	18	8
Accrued investment management expenses	(18)	(16)
Net assets available to Participating Plans	$313,376	$236,772

* Indicates party-in-interest to the Plan.

3. Investments (continued)

The McGraw-Hill Companies Stock Account (continued)

A summary of the net investment income of the McGraw-Hill Companies Stock Account for the years ended December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Interest and dividend income	**$ 3,407**	$ 2,918
Net realized and unrealized gain on investments	**74,388**	27,152
Administrative expenses	**(318)**	(263)
Net investment income	**$77,477**	$29,807

Special Equity Account

A summary of net assets at fair value held by the Special Equity Account at December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Galileo Fund	**$20,032**	$17,400
Common stock	**72,049**	63,910
Northern Trust Collective Short-Term Investment Fund*	**4,664**	3,305
Total investments	**96,745**	84,615
Dividends and interest receivable	**52**	39
Accrued investment management expenses	**(95)**	(93)
Due to broker on pending trades	**(49)**	(38)
Net assets available to Participating Plans	**$96,653**	$84,523

* Indicates party-in-interest to the Plan.

3. Investments (continued)

Special Equity Account (continued)

A summary of the net investment gain of the Special Equity Account for the years ended December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Interest and dividend income	**$ 584**	$ 431
Net realized and unrealized gain on investments	**7,282**	7,782
Administrative expenses	**(454)**	(488)
Net investment gain	**$7,412**	$7,725

International Equity Account

A summary of net assets at fair value held by the International Equity Account at December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Foreign common stock	**$134,414**	$76,135
Foreign preferred stock	**1,415**	1,365
Mutual Fund	**16,148**	10,274
Northern Trust Collective Short-Term Investment Fund*	**4,257**	1,934
Total investments	**156,234**	89,708
Dividends and interest receivable	**433**	179
Accrued investment management expenses	**(235)**	(121)
Due to broker, net	**(441)**	(185)
Net assets available to Participating Plans	**$155,991**	$89,581

* Indicates party-in-interest to the Plan.

3. Investments (continued)

International Equity Account (continued)

A summary of the net investment gain of the International Equity Account for the years ended December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Interest and dividend income	$ 2,022	$ 702
Net realized and unrealized gain on investments	27,518	11,186
Administrative expenses	(673)	(251)
Net investment gain	$28,867	$11,637

Core Equity Account

A summary of net assets at fair value held by the Core Equity Account at December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Bear Stearns FDS S&P Stars Portfolio	$ –	$60,120
Common Stock	67,834	–
Northern Trust Collective Short-Term Investment Fund*	1,464	21,570
Total investments	69,298	81,690
Dividends and interest receivable	35	31
Accrued investment management expenses	(103)	(32)
Net assets available to Participating Plans	$69,230	$81,689

* Indicates party-in-interest to the Plan.

3. Investments (continued)

Core Equity Account (continued)

A summary of the net investment income of the Core Equity Account for the years ended December 31, 2006 and 2005 follows:

	2006	2005
	(In Thousands)	
Interest and dividend income	$ 602	$ 303
Net realized and unrealized gain on investments	835	5,783
Administrative expenses	(491)	(1)
Net investment income	$ 946	$ 6,085

Self Directed Accounts

Self Directed Accounts, also known as Mutual Fund Investment Window Accounts, became available during 2006. The accounts allow individual participants to gain access to up to 9,500 mutual funds. These funds are not reviewed or monitored by The McGraw-Hill Companies Pension Investment Committee. A summary of net assets at fair value, in thousands, at December 31, 2006 follows:

Investments:	
Money Markets	$ 748
Mutual Funds – Equity	2,885
Total investments	3,633
Cash	58
Due to broker on pending trades	(525)
Due from broker on pending trades	273
Net assets available to Participating Plans	$ 3,439

3. Investments (continued)

Self Directed Accounts (continued)

A summary of the net investment loss, in thousands, of the Self Directed Accounts for the year ended December 31, 2006 follows:

Dividend and interest income	$ 45
Net realized and unrealized (loss) on investments Mutual funds	(49)
Net investment loss	$ (4)

4. Mergers

Effective January 1, 2006, the J.D. Power and Associates 401(k) Profit Sharing Plan and Trust merged into the Plan. Net assets of approximately $30,554,000 were transferred to the Plan as a result of the merger.

Effective January 1, 2006, the Ambrose Multiple Employer Retirement Savings Plan merged into the Plan. Net assets approximately $71,000 were transferred to the Plan as a result of the merger.

Effective December 31, 2005 the Employee Retirement Account Plan of the McGraw-Hill Companies, Inc. and it's Subsidiaries were merged into the Plan. The assets that were transferred into the Plan were approximately $328,219,000.

Effective July 1, 2005, the Capital IQ, Inc. 401k Profit Sharing Plan and Trust and the Grow Net, Inc. 401k Profit Sharing Plan and Trusted were merged into the Plan. The respective net assets that were transferred into the Plan as a result of the mergers were approximately $1,531,000 and $633,000.

5. Differences Between Financial Statements and Form 5500

GICs and Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.



Supplemental Schedule

The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries

(Formerly Known as Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries)

EIN #13-1026995—Plan Number #002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Participant loans	Interest rates ranging from 4.25%–10.50%, maturing through December 2016	$ 5,282,890
Self directed brokerage accounts	Presented at market value	3,439,111

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-50856) pertaining to The Savings Incentive Plan of McGraw-Hill, Inc. and its Subsidiaries, The Employee Retirement Account Plan of McGraw-Hill, Inc. and its Subsidiaries, The Standard & Poor's Savings Incentive Plan for Represented Employees, The Standard & Poor's Employee Retirement Account Plan for Represented Employees, The Employees' Investment Plan of McGraw-Hill Broadcasting Company, Inc. and its Subsidiaries and Registration Statement (Form S-8 No. 33-126465) pertaining to The Savings Incentive Plan of the McGraw-Hill Companies, Inc. and Its Subsidiaries, The Employee Retirement Account Plan of McGraw-Hill, Inc. and its Subsidiaries, The Standard & Poor's Savings Incentive Plan for Represented Employees, and The Standard & Poor's Employee Retirement Account Plan for Represented Employees of our report dated June 26, 2007, with respect to the financial statements of The 401(k) Savings and Profit Sharing Plan of the McGraw-Hill Companies, Inc. and Its Subsidiaries (formerly known as The Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries) included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst + Young LLP

New York, New York
June 26, 2007

CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in her capacity as an officer or administrator of, respectively, each of the plans defined below, that, to her knowledge, the Annual Reports for the (i) Employee Retirement Account Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, (ii) Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, (iii) Standard & Poor's Employee Retirement Account Plan for Represented Employees, and (iv) Standard & Poor's Savings Incentive Plan for Represented Employees (the "Plans") on Form 11-K for the period ended December 31, 2005, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in such reports fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plans. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to Form 11-K. A signed original of this statement has been provided to each of the Plans and will be retained by such Plans and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 28, 2007

By: Marty Martin

Marty Martin
Vice President, Employee Benefits
and Plan Administrator
The McGraw-Hill Companies, Inc.

Date: June 28, 2007

By: David Murphy

David L. Murphy
Executive Vice President
Human Resources
The McGraw-Hill Companies, Inc.

END